Mail Stop 3561

                                                            February 21, 2018

Via E-mail
John Venners
Principal Executive Officer
Northsight Capital, Inc.
7580 E Gray Rd., Suite 103
Scottsdale, AZ 85260

       Re:    Northsight Capital, Inc.
              Amendment No. 2 to
              Registration Statement on Form S-1
              Filed February 12, 2018
              File No. 333-216863

Dear Mr. Venners:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2017 letter.

Prospectus Cover

1. Given your response to prior comment 1, please update your disclosure here and throughout your filing to reflect that your shares are now quoted on the OTCQB.

Signatures

2. Please further revise the signature block, to confirm that John Venners is signing in his capacity of principal executive, financial and accounting officer.
 John Venners
Northsight Capital, Inc.
February 21, 2018
Page 2

Exhibits

3. We reissue prior comment 10 as it appears the legal opinion continues to be limited by an enumerated list of documents in Schedule B. The legal opinion should be based on a review of all necessary or appropriate documents for the purposes of the opinion and not merely the documents counsel subjectively deems necessary. Such documents should not be qualified or limited by reference to a list of enumerated documents such as Schedule
        B. Please revise accordingly.

      You may contact Joanna Lam, Staff Accountant, at 202 551-3476 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202)
551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any other questions.


                                                            Sincerely,

                                                            /s/ Brigitte
Lippmann (for)

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of
Beverages,
                                                            Apparel and Mining


cc:   John G. Nossiff, Esq.
      The Nossiff Law Firm, LLP